EXHIBIT (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated October 27, 2015, and the related Letter of Transmittal, and any amendments or supplements thereto. None of PKN ORLEN, Parent or Merger Sub (each, as defined below) is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If PKN ORLEN, Parent or Merger Sub becomes aware of any valid statute prohibiting the making of the Offer or the acceptance of the Shares, PKN ORLEN, Parent and Merger Sub will make a good faith effort to comply with that statute. If, after a good faith effort, PKN ORLEN, Parent and Merger Sub cannot comply with the statute, Merger Sub will not make the Offer to, nor will Merger Sub accept tenders from or on behalf of, stockholders of the Company (as defined below) in that jurisdiction. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

FX Energy, Inc.

at

$1.15 Per Share

Pursuant to the Offer to Purchase

Dated October 27, 2015

by

Kiwi Acquisition Corp.

a wholly-owned subsidiary

of

ORLEN Upstream Sp. z o.o.

Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a Polish private limited company (“Parent”) and an indirectly wholly-owned subsidiary of Polski Koncern Naftowy Orlen S.A., a stock corporation incorporated under the laws of the Republic of Poland (“PKN ORLEN”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of FX Energy, Inc., a Nevada corporation (the “Company”), at a price of $1.15 per

Share (the “Offer Price”), net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., which is acting as the depositary in connection with the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions.

Parent will pay all charges and expenses of the Depositary, Georgeson Securities Corporation, which is acting as dealer manager for the Offer (the “Dealer Manager”), and Georgeson, Inc., which is acting as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. Merger Sub is offering to purchase all the Shares as a first step in acquiring all of the outstanding Shares of the Company. Following completion of the Offer, Merger Sub intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON WEDNESDAY, NOVEMBER 25, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with applicable provisions of Nevada law, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are held by the Company, Parent or any of their wholly-owned subsidiaries or Shares held by stockholders who properly exercise dissenter’s rights under the Nevada Revised Statutes, if available) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive the Offer Price, net to the holder thereof in cash, or any higher price paid per Share in the Offer, without interest and less any required withholding of taxes. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Confidentiality Agreement” of the Offer to Purchase.

The Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares, that, considered together with the Shares, if any, directly or indirectly owned by Parent or Merger Sub represents (a) at least a majority of the Shares then outstanding (determined on a fully diluted basis) and (b) at least a majority of the voting power of the shares of capital stock of the Company then outstanding (determined on a fully diluted basis) and entitled to vote upon the approval and adoption of the Merger Agreement on the date the Shares are accepted for payment (the “Minimum Condition”). The Offer is also subject to the satisfaction, or to the extent permitted, the waiver of additional conditions set forth in the Offer to Purchase including, but not limited to, the receipt of any approval required by and/or the expiration of any mandatory waiting period under the antitrust, competition or similar laws of the Republic of Poland. See Section 15—“Conditions of the Offer” of the Offer to Purchase. There is no financing condition to the Offer.

After due consideration, the Company’s board of directors has unanimously (a) determined that the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable to and in the best interests of the Company and the holders of Shares, (b) approved the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (c) recommended that the holders of Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and (d) resolved to submit the Merger Agreement to a vote of the holders of Shares if required under Nevada law to consummate the Merger and, in connection therewith, to recommend approval of the Merger Agreement by the holders of Shares.

The purpose of the Offer is to acquire control of the outstanding Shares of the Company. Holders of Shares tendered in the Offer will not be entitled to exercise statutory dissenter’s rights under the Nevada Revised Statutes (the “NRS”). Additionally, under NRS 92A.390, there is no right of dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series that is a “covered security” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.  The Shares are covered securities because they are traded on the NASDAQ Global Select Market. Accordingly, Parent and Merger Sub believe holders of Shares will not have dissenter’s rights in connection with the Merger unless the Shares are delisted from the NASDAQ Global Select Market prior to the consummation of the Merger, which is not expected to occur.

Pursuant to the terms of the Merger Agreement, the Company has granted to Merger Sub an option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent or Merger Sub or any of Parent’s wholly-owned subsidiaries at the time of exercise of the Top-Up Option will constitute one Share more than 90% of the outstanding Shares (determined on a fully diluted basis); provided, that the Top-Up Option may not exceed the number of Shares then authorized and unissued and not reserved for issuance under the Company benefit plans as of the date of the Merger Agreement (including, as authorized and unissued Shares, any treasury Shares) (collectively, “Available Shares”) and will not be exercisable if immediately after exercise and issuance of all Available Shares pursuant to the Top-Up Option, Merger Sub would not hold of record at least one Share more than 90% of the outstanding Shares (assuming the issuance of the Shares in respect of the Top-Up Option). The Top-Up Option may be exercised only on one occasion. Merger Sub may exercise the Top-Up Option at any time after Merger Sub has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Nevada’s “short form” merger statute. Following the completion of the Offer, if, assuming the exercise of the Top-Up Option, Merger Sub would not own at least one Share more than 90% of the outstanding Shares, a vote of the holders of Shares would be required to consummate the Merger. In such case, the approval of the Merger at a meeting of holders of Shares would be assured because of Merger Sub’s ownership of at least a majority of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement) following completion of the Offer.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate consideration for the Shares with the Depositary, which will act as agent for the purpose of receiving payments from Merger Sub and transmitting such payments to holders of Shares whose Shares have been accepted for payment.

Under no circumstances will Merger Sub pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Merger Sub will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (a) certificates representing tendered Shares (“Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase; (b) a Letter of Transmittal (or facsimile thereof, which is permitted solely in the case of book-entry transfer), duly executed and in proper form with respect to such Certificates, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that, unless the Merger Agreement is terminated, Merger Sub will extend the Offer for successive periods of up to 10 business days if, at the then-scheduled expiration date of the Offer, (i) any of (a) the Minimum Condition, (b) the condition requiring, at the scheduled expiration of the Offer, the making of any applicable filings, receipt of any approval required by and/or the expiration of the mandatory waiting period under applicable antitrust, competition or similar laws, (c) the condition requiring that there is pending no suit, action or proceeding by any governmental authority against the Company, Parent or Merger Sub in connection with the Offer or the Merger, (1) challenging the acquisition by Parent or Merger Sub of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger, (2) seeking to prohibit or impose limitations on the ability of Parent or Merger Sub, or otherwise to render Parent or Merger Sub unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer, the Top-Up Option or in the Merger, (3) seeking to prohibit or impose any limitations on the ownership or operation by Parent, the Company or any of their subsidiaries, of all or any portion of the businesses or assets of Parent, the Company or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or otherwise seeking to compel Parent, the Company or any of their subsidiaries to divest, dispose of, license, or hold separate any portion of the businesses or assets of Parent, the Company or any of their subsidiaries as a result of or in connection with the Offer or the Merger or (4) seeking to prohibit or impose limitations on the ability of Parent or Merger Sub to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer, the Top-Up Option or the Merger, including the right to vote such Shares, or (d) the condition requiring that there be no order in effect or that is deemed applicable to the Offer or Merger, which has not become final and appealable, that has the effect of making the Offer or Merger illegal or prohibiting or otherwise preventing the consummation of the Offer or the Merger, is not satisfied, or, to the extent permitted, waived by Merger Sub; provided, that Merger Sub will only be required to so extend the Offer if the relevant condition could reasonably be expected to be satisfied on or prior to March 31, 2016 (as such date may be extended in accordance with the Merger Agreement) or (ii) any of the conditions regarding the satisfaction of the Company’s covenants, the accuracy of its representations and warranties or the delivery of its officer’s certificate are not satisfied or waived; provided that Merger Sub will only be required to so extend the Offer if the failure of such conditions to be satisfied does not give Parent a right to terminate then the Merger Agreement.  If any of the other offer conditions are not satisfied or waived as of the then scheduled expiration date of the Offer, Merger Sub may, but will not be required to, extend the Offer for successive periods of up to 10 business days each. The Merger Agreement also provides that Merger Sub will extend the Offer for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission or its staff applicable to the Offer.

If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, Merger Sub will accept for payment and pay for Shares tendered and not properly withdrawn in the Offer. Following Merger Sub’s acceptance and payment for Shares tendered in the Offer, Merger Sub may, in order to enable it to acquire 90% of the Shares then outstanding, provide for a subsequent offering period (and one or more extensions thereof) as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during which stockholders of the Company may tender, but not withdraw, their shares and receive the Offer Price. Merger Sub is not required to provide for a subsequent offering period.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (including any extension of such time). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in the Offer to Purchase prior to December 26, 2015, such Shares may also be withdrawn at any time after December 26, 2015.

For a withdrawal of Shares to be proper and effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares as shown on the Certificate, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Merger Sub, in its sole discretion. None of PKN ORLEN, Parent, Merger Sub or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not to have been validly tendered for purposes of the Offer, but withdrawn Shares may be tendered again at any time prior to the expiration of the Offer or during a subsequent offering period by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent and Merger Sub with the Company’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a Company stockholder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s adjusted tax basis in the Shares sold or exchanged. A summary of the material U.S. federal income tax consequences of the Offer and the Merger is included in Section 5—“Certain United States Federal Income Tax Consequences” of the Offer to Purchase.  The Company’s stockholders should consult their tax advisors about the tax consequences (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer and the Merger in light of their particular circumstances.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of

Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Parent’s expense. PKN ORLEN, Parent and Merger Sub will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 Shareholders, Banks and Brokers Call Toll Free: (800) 445-1790	480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 Shareholders, Banks and Brokers Call Toll Free: (888) 663-7851

October 27, 2015